



Tyler Denk 🐝 • 2nd
cofounder/ceo @ beehiiv
5d •

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Yesterday we announced our $33M Series B led by NEA

... but we reserved an extra $1M for our users ❤️

Now's your chance to join us and own a part of beehiiv.

Additional details and metrics shared in the link below. Additional context and disclosures below in the comments 👇.

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Tyler Denk 🐝 Author
cofounder/ceo @ beehiiv

5d ···

a few additional notes on the community round:

- We have reserved $1M of allocation for our community.

- The community round will invest at the same valuation and price per share as the Series B institutional investors, including NEA and Lightspeed.

- The minimum investment amount is $100.

- You do not need to be an accredited investor to participate.

- At this time, this is simply a reservation to invest. You will have a chance to confirm funds and final amounts before they are drawn in a few weeks.

- If we are oversubscribed by the time you are reading this, it's not too late to participate.

- We are going to do our best to accommodate everyone who wants to participate, but ultimately allocations may shift if we are over-subscribed. Preference will go to active users, ranked in chronological order by when they signed up to use the platform (i.e. prioritizing our earliest users first.).

full legal disclosure: https://bit.ly/4dvQOxs